CELLCEUTIX CORPORATION
100 Cumming Center, Suite 151-B
Beverly, MA  01915

(978)-633-3623

VIA EDGAR TRANSMISSION

March 8, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Jeffrey Reidler

Assistant Director

Re
Form 8-K Filed February 24, 2011
File No. 000-52321

Dear Mr. Reidler:

On behalf of Cellceutix Corporation (the “Company”), set forth below are the Company’s responses to the Commission’s comments given by letter dated February 24, 2011   from Jeffrey Reidler, Assistant Director,  (the “Comment Letter”).  The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience; we have incorporated into the response letter.

1.
We note your response to comment 1 and reissue the comment in part.  As previously requested, please provide an explanation why you have apparently not filed a proxy or information statement since January 2008.

Response:

On January 17, 2008 upon consummation of a reverse acquisition transaction with our predecessor, EconoShare, Inc., we filed a 14C to disclose: Name change, Share Exchange Agreement, Amended and Restated Charter, the resignation of the previous officer and director, and the appointment of officers and directors..

With reference to the corporate actions per the 14C filed with the Commission on February 8, 2011, which involves the Charter Amendment to increase the authorized shares, creation of the Class B Common shares, and the authorization for the Equity Incentive Plan, written consents were received by the Company from the majority of shareholders.  . The board resolution authorizing the Class B common stock (for which written consent has been received by the company from a majority of the outstanding common shares of the Company), authorized the designation of the Class B Common Stock “from time to time, at the discretion of the Board, without further approval from the shareholders”.  Accordingly, the Board already has obtained written consent from a majority of the shareholder for its designation “from time to time”.

The only other   proposed corporate action involved the reverse split, which was approved by the Board and a Majority of the Shareholders, but was subsequently abandoned by the Company prior to filing the amendment, which filing would have triggered the filing of the 14C.

These events, that involved consent by majority shares of the outstanding common stock, is in accordance with the Nevada Revised Statutes NRS 78.320 stating, “any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if, before or after the action, a written consent thereto is signed by stockholders holding at least a majority of the voting power, except that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consents is required. In no instance where action is authorized by written consent need a meeting of stockholders be called or notice given.”

As the Company attracts a wider base of shareholders, and the likelihood of majority consent is diminished, the Company notes the Commission’s comment that periodic proxy and information statements are required to be filed.

Agenda #1 Amendment to the Articles of Incorporation:

2.
We note your response to comment 5 and reissue the comment.  As previously indicated, please expand your discussion to provide the information requested.  In this regard, we note the information contained in your response has not been included in the revised information statement.  Moreover, not only have you not included a discussion of your plans, arrangements, etc. in your revised information statement, you have also deleted the discussion contained in the original document:

Response:

We Amended our response to your comment #5 from your comment letter dated February 10, 2011 as follows:

AGENDA #1

AMENDMENT TO THE ARTICLES OF INCORPORATION

On December 29, 2010, our Board of Directors, believing it to be in the best interests of the Company and its stockholders, approved the Charter Amendment.  The Charter Amendment is reflected in the Form of Certificate of Amendment to the Articles of Incorporation (the "Form of Charter Amendment") which is attached hereto as Exhibit A, and incorporated herein by reference.

The Amendments to the Charter consist of the following:

Creation of Class B Stock

The Amendments to the Charter consist of the following:

(ii)	To amend the Company’s Articles of Incorporation of Cellceutix Corporation to designate the outstanding common stock as “Class A” common stock and to create a new “Class B” common stock.
(iii)
To increase the authorized capital stock of the Company to 410,000,000 shares of which 300,000,000 shares will be Class A Common Stock,  100,000,000 shares will be Class B  Common Stock
 (and 10,000,000 shares of preferred stock as authorized in 2007).

Potential Anti-takeover Effect

Release No. 34-15230 of the staff of the Securities and Exchange Commission requires disclosure and discussion of the effects of any shareholder proposal that may be used as an anti-takeover device.  However, as indicated above, the purpose of the authorization of the Class B Common Stock is not to construct or enable any anti-takeover defense or mechanism on behalf of Company.  Although the Class B common Stock could, under certain circumstances, have an anti-takeover effect, the Class B common stock is not being undertaken in response to any effort of which the Board of Directors is aware to accumulate shares of the Company’s common stock or obtain control of the Company. The Company has no understandings or agreements at this time with regard to any acquisitions.

The holders of shares of the Class A Common Stock shall not have the right to convert their shares of Class A Common Stock into any other securities.

        The holders of shares of the Class B Common Stock at their election shall have the right, at any time or from time to time, to convert any or all of their shares of Class B Common Stock into shares of Class A Common Stock, on a one to one basis, by delivery to the Corporation of the certificates representing such shares of Class B Common Stock duly endorsed for such conversion.  Any shares of the Class B Common Stock that are transferred will automatically convert into shares of the Class A Common Stock, on a one to one basis, effective as of the date on which certificates representing such shares are presented for transfer on the books of the Corporation.  The Board of Directors has sole discretion to issue the Class B Common Stock.

VOTING RIGHTS

Subject to the limitations provided by law and subject to any voting rights applicable to shares of the Preferred Stock, the Class A Common Stock and the Class B Common Stock shall have the sole right and power to vote on all matters on which a vote of shareholders is to be taken.  In all matters, with respect to actions both by vote and by consent, each holder of shares of the Class A Common Stock shall be entitled to cast one vote in person or by proxy for each share of Class A Common Stock standing in such holder's name on the transfer books of the Corporation; and each holder of shares of the Class B Common Stock shall be entitled to cast ten votes in person or by proxy for each share of Class B Common Stock standing in such holder's name on the transfer books of the Corporation.  Except as otherwise provided above and subject to the limitations provided by law and subject to any voting rights applicable to shares of the Preferred Stock, the holders of shares of the Class A Common Stock and Class B Common Stock shall vote together as a single class, together with the holders of any shares of the Preferred Stock which are entitled to vote, and not as a separate class.

Reasons for Designating Class B Common Shares for Issuance to Leo Ehrlich and Krisha Menon and such other individuals as the Board of Directors may determine, from time to time.

Generally, Corporations issue class B shares when they need to raise capital but wish to retain control of the company. The  practice of issuing class B be stock is to  insulate  managers from Wall Street's short-term mindset. Founders often have a longer-term vision than investors focused on the most recent quarterly figures. Since the Class B Common stock that provides extra voting rights  cannot be traded, it ensures the company will have a set of loyal investors during rough patches. In this case, company performance may benefit from the existence of dual-class shares.  Many companies list dual-class shares. Ford's dual-class stock structure, for instance, allows the Ford family to control 40% of shareholder voting power with only about 4% of the total equity in the company. Berkshire Hathaway Inc., which has Warren Buffett as a majority shareholder, offers a B share with 1/30th the interest of its A-class shares, but 1/200th of the voting power.

The Board of Directors believes that the authorization for creating Class B Common stock will enable the Company to proceed with potential equity financings without concern of dilution to the founder’s voting control.  Generally equity financing through PIPE’s cause substantial dilution to the Common Stock of the Company, since they usually have terms that offer price protection through resets, or discounts from the market price at the time of conversion.  When the Company will need to raise substantial funds for executing Phase II and III as required by the FDA, this type of financing would significantly  diminish the Board’s voting control and could adversely impede the Board of Directors  long term vision and direction of the Company in development of the compounds.

Class B Stock Effect on Shareholders of Class A Common Stock and preferred.

The designation of Class B Common Stock to Leo Ehrlich and Krishna Menon will have a  dilutive effect on  the voting power of existing stockholders of the Company.  Additionally, Class B shares in which  large  blocks of votes are concentrated within management, can have negative effects of using voting clout to stave off outside shareholders’ efforts to replace them if they perform poorly.

The Class B Shares does not provide any economic advantages to the Shareholders of Class B Common Stock as they are treated equal in all respects with the Class A Common Shareholders, except with respect to the voting rights, in which Class B Common Stock has 10 votes per share owned as opposed to one vote for each Class A share owned.

The foregoing notwithstanding, considering the level of commitment provided to shareholders by  Leo Ehrlich and Dr. Krishna Menon to date as expounded upon below,  the Board of Directors believe that the authorization and designation of the Class B Common stock to Leo Ehrlich and Dr. Krisha Menon far outweighs any negative effects on the Shareholders of the Class A Common Stock and preferred stock when issued.

The Company was formed in December 2007 shortly before the financial crises of 2008. At that time no one affiliated with the Company predicted or even imagined the impending financial crisis which was accompanied by a dramatic decline in funding activity.  This significantly altered the strategic planning of the Company with regard to its expectations of obtaining conventional funding to finance its business plan.  The ability of funding preclinical stage companies were deeply challenged as a result of the financial crisis of 2008, and Cellceutix compounds have a preclinical stage status.  The only funding the Company ever received from parties other then the officers, Leo Ehrlich and Dr. Krishna Menon was a convertible debt instrument for $400,000 in which all assets of the Company were pledged as security.  This note was due on December 31, 2010 and renewed in February 2011.  . (In November 2010, the Company was awarded a U.S. government grant under the Qualifying Therapeutic Discovery Project (“QTDP”) Program. This program essentially provides limited reimbursements for previous expenditures.)

The burden of having the Company and its shareholders survive was now firmly on the shoulders of the officers. The officers of Cellceutix, consisting of Leo Ehrlich and Krishna Menon, poured in to Cellceutix a substantial portion of their life savings as they were unsuccessful in raising funds from institutional or private investors.  As of December 31, 2010, Mr. Ehrlich was owed by Cellceutix the amount of $1,575,587  and Kard Scientific, which Dr. Menon is a director of, was owed  by Cellceutix $ 933,444.    The Company tried to raise funds from outside sources but was unsuccessful. Ultimately the Officers were the financiers of last resort.  Had the Officers been unwilling to make the loans, the company would have been forced to cease operations to the detriment of all the shareholders.   Neither Mr. Ehrlich nor Dr. Menon has been able to ever draw salary as their salaries have been accrued and remain unpaid for over three years of work.   Nor have they been reimbursed for their expenses on behalf of Cellceutix , nor have they received medical benefits nor other perks.  They often put in over 12 hours per day toiling to keep Cellceutix operating and progressing.   In summary at the time of the proxy statement, the officers of the Company had to contend with issues such as a debt for $400,000 that was due in a few days and was secured by all assets of the Company, threatened litigation by Mr. Evans, immediate capital needs for expenditures of over $500,000 needed for payables and to prepay vendors, and all other normal issues running a business.

Having been faced with this unexpected crisis, the Board realized that it needed to plan ahead for future contingencies in order to avert a crisis in the future.  The combined ownership of Leo Ehrlich and Dr. Krishna Menon was barely above 50% and would easily fall below this figure at the first round of equity financing.

The Company anticipates that the Charter Amendment will be effective no sooner than  20 days after the mailing of this Information Statement.

           THE CHARTER AMENDMENT HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE FAIRNESS OR MERIT OF THE CHARTER AMENDMENT NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS INFORMATION STATEMENT  ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

PLEASE NOTE THAT THIS IS NEITHER A REQUEST FOR YOUR VOTE NOR A PROXY STATEMENT, BUT RATHER AN INFORMATION STATEMENT DESIGNED TO INFORM YOU OF THE AMENDMENT THAT WILL OCCUR IF THE AMENDMENTS ARE COMPLETED AND TO PROVIDE YOU WITH INFORMATION ABOUT THE AMENDMENT AND THE BACKGROUND OF THESE TRANSACTIONS.

3.
Please explain how the creation of Class B common stock “will enable the Company to proceed with potential equity financings without concern of dilution to the common shares which may result in our executive officers’ having diminished control over the long term vision and direction of the Company in its development of the compounds.

Response:

Reasons for Designating Class B Common Shares for Issuance to Leo Ehrlich and Krisha Menon and such other individuals as the Board of Directors may determine, from time to time.

Generally, Corporations issue class B shares when they need to raise capital but wish to retain control of the company. Founders often have a longer-term vision than investors focused on the most recent events and quarterly figures. Since stock that provides extra voting rights often cannot be traded, it usually ensures the company will have a set of loyal investors.

The Board of Directors believes that the authorization for creating Class B Common stock will enable the Company to proceed with potential equity financings without concern of dilution to the founder’s voting control.  Generally equity financings for microcap companies cause substantial dilution to the Common Stock of the Company since they usually have terms that offer price protection through resets, or discounts from the market price at the time of conversion.  As the Company will need to raise substantial funds to execute its business plan of filing an IND with the FDA and enter clinical trials with its compounds, this type of financing would significantly diminish the Board’s voting control and could adversely impede the Executive Officers and Board of Directors  long term vision and direction of the Company’s goal of developing its compounds in an expensive and highly complex FDA regulatory environment.

Class B Stock Effect on Shareholders of Class A Common Stock and preferred when Issued .

The designation of Class B Common Stock to Leo Ehrlich and Krishna Menon will have a  dilutive effect on  the voting power of existing stockholders of the Company.  Additionally, Class B shares in which  large  blocks of votes are concentrated within management, can have negative effects of using voting clout to stave off outside shareholders’ efforts to replace them if they perform poorly.

The Class B Shares does not provide any economic advantages to the Shareholders of Class B Common Stock as they are treated equal in all respects with the Class A Common Shareholders, except with respect to the voting rights, in which Class B Common Stock has 10 votes per share owned as opposed to one vote for each Class A share owned.

The foregoing notwithstanding, considering the level of commitment provided to shareholders by  Leo Ehrlich and Dr. Krishna Menon to date as expounded upon below the Board of Directors believe that the authorization and designation of the Class B Common stock to Leo Ehrlich and Dr. Krisha Menon far outweighs any negative effects on the Shareholders of the Class A Common Stock and preferred stock when issued.

4.
We note your response to comment 7.  As previously requested, please revise the information statement to state whether the reverse stock split has been implemented or provide information relative to the current status of the reverse stock split.  In this regard we note the absence of any discussion of the purported rescission of the reverse stock split in the Form 8K/A or Form 10Q  you filed on February 22, 2011.  In addition, we could not locate the February 14, 2011 press release referred to in your response letter on your website.

Response:

On February 14, 2011, the Company issued a press release stating that the issues with Mr. Evans had been settled and that the Board rescinded the authorization to affect a reverse split of its common stock.  Our website has now been updated accordingly. With respect to the Form 10Q filed on February 22, 2011, on page 18, the following disclosure was stated.  “Item 4.  Submission Of Matters To A Vote Of Security Holders- On November 5, 2010, shareholders holding 58% of the Registrant’s outstanding common stock adopted and approved an amendment to the Registrant’s Articles of Incorporation to effect a reverse split of the Registrant’s common stock on a 1 for 50 basis (the “Split”). On February 10, 2011 the board unanimously voted to rescind the authorization to effect a reverse split of its common stock.”

Agenda #2:  Approval of the Company’s 2010 Equity Incentive Plan:

5.	We note your response to comments 10 and 11 and reissue the comments to provide the requested information in the information statement.

Response:

We added the following to Agenda 2.

Leo Ehrlich and Dr, Krishna Menon, the sole members of the Board of Directors, unanimously approved the 2010 Equity Incentive Plan.

The Board awarded 80% of the options available under the plan to the two existing Board members who contributed  substantially all of the  work, and 100 % of the funding of the company with the exception of the $400,000 convertible debt instrument by an outside funding source and the QTDP grant.  Cellceutix Corporation has no employees.  It does engage consultants from time to time for various services and does reward them with options when warranted.

6.	We note your response to comment 14 and reissue the comment. Please provide the requested information to the information statement.

Response:  We added the following to the third paragraph of Agenda #2:

Options Group A granted to each, which options are exercisable at $0.11 per share,  110% of the closing bid price of December  29, 2010.    Group A Options (which is comprised in its entirety of 18 million Shares) shall become vested and exercisable (i) as to 6 million Shares on the December 29, 2010 (ii) as to 6 million Shares on June 30, 2011 and (iii) as to 6 million Shares on January 3, 2012.

The Company hereby acknowledges that

• The Company is responsible for the adequacy and accuracy of the disclosures in this filing;

• Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and

• The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at 561-367-3194 with any comments or questions regarding the Company’s response.

Very truly yours,

/s/ March 9, 2011
Leo Ehrlich